Exhibit 12.1

VIRGIN MEDIA INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended March 31,	Year ended December 31,
	2011	2010	2009	2008	2007	2006
Fixed charges:
Interest	£114.6	£477.8	£455.1	£499.3	£514.1	£457.5
Interest portion of rental expense	4.7	17.6	16.1	10.6	12.6	15.3

Fixed charges	£119.3	£495.4	£471.2	£509.9	£526.7	£472.8

Earnings:
Pre-tax income from continuing operations before income from equity investee	£15.5	£(193.2)	£(364.4)	£(841.8)	£(475.5)	£(567.1)
Fixed charges	119.3	495.4	471.2	509.9	526.7	472.8
Distributed income of equity investee	7.0	15.7	3.3	25.7	6.9	3.1
Less: capitalized interest	—	—	—	—	—	—

(Deficit) earnings	£141.8	£317.9	£110.1	£(306.2)	£58.1	£(91.2)

Ratio of earnings to fixed charges	1.2	—	—	—	—	—

Deficiency(1)	—	£(177.5)	£(361.1)	£(816.1)	£(468.6)	£(564.0)

(1)	Earnings were inadequate to cover fixed charges by the amounts indicated in this row.